EXHIBIT 1

AD HOC RELEASE ACC. TO 15 WPHG

FOR IMMEDIATE RELEASE

FDA Oncologic Drugs Advisory Committee Recommends that FDA

Wait for Overall Survival Results from Satraplatin Phase 3 Trial

Martinsried/Munich (Germany) and Princeton, N.J., July 25, 2007 – GPC Biotech AG (Frankfurt Stock Exchange: GPC; TecDAX index; NASDAQ: GPCB) today announced that the Oncologic Drugs Advisory Committee (ODAC) for the U.S. Food and Drug Administration (FDA) recommended (12-0) that the FDA should wait for the final survival analysis of the SPARC trial before deciding whether the satraplatin application is approvable for the treatment of hormone-refractory prostate cancer patients whose prior chemotherapy has failed. The FDA is not bound by the recommendations of advisory committees but will consider their advice when reviewing an applicant’s NDA.

The Company said that, due to a recent slowing in the reported rate of deaths in the SPARC trial, final overall survival results could take longer than the previously communicated timeframe of the fall of this year.

“While we are extremely disappointed that ODAC has recommended that the FDA wait for the results of the overall survival analysis, we will continue to work with the FDA as the agency continues its review of the satraplatin application,” said Bernd R. Seizinger, M.D., Ph.D., Chief Executive Officer of GPC Biotech. “We continue to believe strongly in the potential for satraplatin to help hormone-refractory prostate cancer patients who today have very limited treatment options.”

Conference call scheduled

As previously announced, the Company has scheduled a conference call to which participants may listen via live webcast, accessible through the GPC Biotech Web site at www.gpc-biotech.com or via telephone. A replay will be available via the Web site following the live event. The call, which will be conducted in

English, will be held tomorrow, July 25th at 7:00 CET/1:00 AM ET, prior to the opening of the German markets. The dial-in numbers for the call are as follows:

Participants from Europe: +49 (0)89 9982 99910 or +44 (0)20 7806 1950

Participants from the U.S.: 1-718-354-1385

About Satraplatin

Satraplatin, an investigational drug, is a member of the platinum family of compounds. Platinum-based drugs are a critical part of modern chemotherapy treatments and are used to treat a wide variety of cancers. All platinum drugs currently on the market require intravenous administration. Satraplatin is an oral compound that clinical trial patients are able to take at home. Satraplatin is not currently approved by the FDA in the United States, by the EMEA in the European Union or any other regulatory authority, and no conclusions can or should be drawn regarding its safety and efficacy.

A Phase 3 registrational trial, called SPARC, is evaluating satraplatin plus prednisone versus placebo plus prednisone in 950 patients with hormone-refractory prostate cancer whose prior chemotherapy has failed. Data from the trial on progression-free survival and on safety have been presented at recent medical conferences. Satraplatin is currently under review by the U.S. FDA for hormone-refractory prostate cancer patients whose prior chemotherapy has failed.

GPC Biotech has a co-development and license agreement with Pharmion GmbH, a wholly owned subsidiary of Pharmion Corporation, under which Pharmion has been granted exclusive commercialization rights to satraplatin for Europe and certain other territories. GPC Biotech has also entered into an agreement with Yakult Honsha Co. Ltd. under which Yakult has been granted exclusive commercialization rights to satraplatin for Japan. GPC Biotech in-licensed satraplatin from Spectrum Pharmaceuticals, Inc. in 2002.

Satraplatin has been studied in clinical trials involving a range of tumors. Trials evaluating the effects of satraplatin in combination with radiation therapy, in combination with other cancer therapies and in a number of cancer types are underway or planned.

About GPC Biotech

GPC Biotech AG is a publicly traded biopharmaceutical company focused on discovering, developing and commercializing new anticancer drugs. GPC Biotech’s lead product candidate satraplatin is currently under review by the U.S. FDA for hormone-refractory prostate cancer patients whose prior chemotherapy has failed. GPC Biotech is also developing a monoclonal antibody with a novel mechanism-of-action against a variety of lymphoid tumors, currently in Phase 1 clinical development, and has ongoing drug development and discovery programs that leverage its expertise in kinase inhibitors. GPC Biotech AG is headquartered in Martinsried/Munich (Germany) and has a wholly owned U.S. subsidiary headquartered in Princeton, New Jersey. For additional information, please visit GPC Biotech’s Web site at www.gpc-biotech.com.

This press release contains forward-looking statements, which express the current beliefs and expectations of the management of GPC Biotech AG, including statements about the status of the FDA review process. Such statements are based on current expectations and are subject to risks and uncertainties, many of which are beyond our control, that could cause future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Actual results could differ materially depending on a number of factors, and we caution investors not to place undue reliance on the forward-looking statements contained in this press release. In particular, there can be no guarantee that additional information relating to the safety, efficacy or tolerability of satraplatin may be discovered upon further analysis of data from the SPARC trial or analysis of additional data from other ongoing clinical trials for satraplatin. Furthermore, we cannot guarantee that satraplatin will be approved for marketing in a timely manner, if at all, by regulatory authorities nor that, if marketed, satraplatin will be a successful commercial product. We direct you to GPC Biotech’s Annual Report on Form 20-F for the fiscal year ended December 31, 2006 and other reports filed with the U.S. Securities and Exchange Commission for additional details on the important factors that may affect the future results, performance and achievements of GPC Biotech. Forward-looking statements speak only as of the date on which they are made and GPC Biotech undertakes no obligation to update these forward-looking statements, even if new information becomes available in the future.

Satraplatin has not yet been approved by the FDA in the U.S., the EMEA in Europe or any other regulatory authority and no conclusions can or should be drawn regarding its safety or effectiveness. Only the relevant regulatory authorities can determine whether satraplatin is safe and effective for the use(s) being investigated.

For further information, please contact:

GPC Biotech AG

Martin Braendle

Director, Investor Relations & Corporate Communications

Phone: +49 (0)89 8565-2693

ir@gpc-biotech.com

In the U.S.: Laurie Doyle

Director, Investor Relations & Corporate Communications

Phone: +1 609 524 5884

usinvestors@gpc-biotech.com

Additional Media Contacts:

In Europe: Maitland

Brian Hudspith

Phone: +44 (0)20 7379 5151

bhudspith@maitland.co.uk

In the U.S.: Russo Partners, LLC

David Schull

Phone: +1 212 845 4271

david.schull@russopartnersllc.com